UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT
ABS LONG/SHORT STRATEGIES FUND
(Name of Subject Company (Issuer))

ABS LONG/SHORT STRATEGIES FUND
(Name of Filing Person(s) (Issuer))

Founders’ Shares
(Title of Class of Securities)

00385P 109
(CUSIP Number of Class of Securities)

Laurence K. Russian
ABS Investment Management LLC
537 Steamboat Road
Greenwich, Connecticut 06830
(203) 618-3700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029
(207) 774-1200

January 14, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,250,000 (5% of 12/31/15 estimated NAV)(a)	Amount of Filing Fee: $226.58(b)

(a) Calculated as the aggregate maximum purchase price to be paid for Founders’ Shares pursuant to the offer.

(b) Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $226.58
Form or Registration No.: SC TO-I
Filing Party: ABS Long/Short Strategies Fund
Date Filed: January 14, 2016

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on January 14, 2016 by ABS Long/Short Strategies Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $2,250,000 of its Founders’ Shares (“Shares”) in the Fund on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on January 14, 2016.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Shareholders of Shares of the Fund (“Shareholders”) that desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on February 12, 2016.

2. As of February 12, 2016, Five (5) Shareholders validly tendered their Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2016 in the amount of $604,535.

4.     On March 7, 2016, the five Shareholders who validly tendered their Shares and did not withdraw such tenders prior to the expiration of the Offer, were issued a non-interest bearing, non-transferable promissory note (a “Note”) entitling the Shareholder to one or more payments in cash totaling one hundred percent (100%) of the unaudited net asset value of the tendered Shares in accordance with the terms of the Offer.  Four of those Shareholders did not tender all of their Shares in the Fund (the “Partial Tenders”).  Therefore, pursuant to the Notes, on May 4, 2016, the Fund made a cash payment to each Partial Tender equal to 100% of the unaudited net asset value of the portion of the Shares tendered by each Partial Tender as of March 31, 2016.  The cash payments were wired on May 4, 2016 to the account designated by each Partial Tender in its Letter of Transmittal.  Pursuant to the terms of the promissory note, the Fund made a cash payment to the one Shareholder who tendered all of their Shares in the Fund (the “Full Tender”) equal to 95% of the Shareholder’s unaudited net asset value of the Shares tendered as of March 31, 2016 (the “Initial Payment”).  The cash payment was wired on May 4, 2016 to the account designated by the Full Tender in its Letter of Transmittal.  The Fund will pay the Full Tender a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of March 31, 2016 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment.  The Post-Audit Payment will be payable within 60 days after the completion of the Fund's next annual audit.  The Fund expects that the audit will be completed by the end of June 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ABS Long/Short Strategies Fund

By:	/s/ Laurence K. Russian
	Name:	Laurence K. Russian
	Title:	President and Chief Executive Officer

May 27, 2016

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